FSI Low Beta Absolute Return Fund
225 Pictoria Drive, Suite 450
Cincinnati, OH 45246

December 20, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Ms. Karen Rossotto, Esq.

Re:	Request for Acceleration of the Effective Date of Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 for FSI Low Beta Absolute Return Fund (File Nos. 811-22595 / 333-207185)

Dear Ms. Rossotto:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), the undersigned hereby requests that effectiveness under the 1933 Act of the above-referenced Registration Statement on Form N-2 be accelerated to Friday, December 22, 2017, or as soon thereafter as practicable.

Ultimus Fund Distributors, LLC, the principal underwriter for the FSI Low Beta Absolute Return Fund, has also signed this letter requesting acceleration.

The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,

FSI Low Beta Absolute Return Fund	Ultimus Fund Distributors, LLC

/s/ Simon Berry	/s/ Robert G. Dorsey

By: Simon Berry	By: Robert G. Dorsey
Title: Secretary	Title: President